                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194

                              dated September 9th , 2002

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

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                                  SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.
Date: September 9th, 2002

                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

     Statements contained in this press release may contain  information,  which is forward-looking and reflects  management’s current view and estimates of future economic  circumstances,  industry conditions,  company performance,  and
financial  results.  Any  statements,  expectations,   capabilities,  plans  and
assumptions  contained in this press  release  that do not  describe  historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations,  the  implementation of principal  operating and financing  strategies  and  capital  expenditure  plans,  the  factors or trends affecting  financial  condition,  liquidity  or results of  operations,  and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho  Administrativo de
Defesa Economica CADE) are forward-looking  statements within the meaning of the
U.S. Private  Securities  Litigation  Reform Act of 1995 and involve a number of risks and uncertainties.  There is no guarantee that these results will actually occur.  The  statements  are based on many  assumptions  and factors,  including general  economic and market  conditions,  industry  conditions,  and  operating factors.  Any changes in such  assumptions or factors could cause actual results to differ materially from current expectations.

                                  Press Release

                                September 9, 2002

     Central America Bottling Corporation (CabCorp), the main PepsiCo bottler in
Central  America,  with  operations  in  Guatemala,  Honduras,  El Salvador  and
Nicaragua,  and American  Beverage Company (AmBev),  the largest brewer in Latin
America and the fifth  largest  brewer in the world,  announced  today that they expect to complete the  execution of an alliance to jointly  explore the Central
American and Caribbean beer markets.

     The joint-venture will allow both companies to combine AmBev's  production, marketing  and  selling  best  practices  in the  beer  segment  with  CabCorp's distribution  efficiency and expertise in the Central American beverages market, thus leading to a strong player in the region.

     The new entity will  strengthen  CabCorp's  position within the competitive
Central American  beverages  markets and will provide AmBev with low-risk access to the beer industry in that region.